

October 25, 2010

Mr. John J. Quicke
President and Chief Executive Officer
Del Global Technologies Corporation
100 Pine Aire Drive
Bay Shore, New York 11706

  **Re: Del Global Technologies Corporation
    Amendment No. 6 to Registration Statement on Form S-1
    Filed October 14, 2010
    File No. 333-166867**

Dear Mr. Quicke:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise to limit your prospectus cover page to one page as required by Item 501(b) of Regulation S-K. When revising your cover page please note the formatting requirements of Rule 420. Refer to comment 2 from our letter dated June 10, 2010.

Illustration of Protection Mechanics, page 24

2. We note that the third paragraph on page 24 defines "protection shareholders" as shareholders who would own more than 1.1 million shares as a result of exercising their basic *and* oversubscription rights. But the fourth bullet of exhibit 99.3 and the third paragraphs of exhibits 99.4 and 99.5 appear to imply that the protection mechanics only apply to shareholders who would own more than 1.1 million shares by virtue of exercising their *basic* subscription rights. Please revise your prospectus and exhibits as necessary to reconcile, including exhibit 99.1.

General Background, page 58

3.   Please update the last sentence of this section to reflect the shares available for future issuance following the increase of your authorized capital stock on October 13, 2010. Make corresponding revisions elsewhere in the registration statement, as appropriate.

Exhibit 8.1

4.   Please remove the date restriction in your tax opinion or file a tax opinion dated as of the date of effectiveness.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Louis Rambo at (202) 551-3289 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

                                        Sincerely,

                                        Martin James
                                        Acting Assistant Director

cc (fax):   Steven Wolosky
               Jeffrey S. Spindler
               Olshan Grundman Frome Rosenzweig & Wolosky LLP